Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2011
(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Third Quarter of Fiscal 2012 (“Q3 2012”) Highlights	2
3.	Third Quarter Fiscal 2012 Operating Performance	3
4.	Third Quarter Fiscal 2012 Financial Results	15
5.	Liquidity and Capital Resources	18
6.	Financial Instruments and Related Risks	19
7.	Off-Balance Sheet Arrangements	21
8.	Transactions with Related Parties	21
9.	Critical Accounting Policies and Estimates	22
10.	Future Accounting Changes	23
11.	International Financial Reporting Standards	24
12.	Other MD&A Requirements	29
13.	Outstanding Share Data	29
14.	Risks and Uncertainties	30
15.	Disclosure Controls and Procedures	30
16.	Changes in Internal Control over Financial Reporting	30
17.	Directors and Officers	30
18.	Outlook	31
Forward Looking Statements		34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2011, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”). The Company’s fiscal 2012 and certain fiscal 2011 comparatives included in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was April 1, 2010, comparative information prior to this date has not been restated. Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements. This MD&A refers to various non-IFRS measures, such as cash flow from operating activities per share, cash and total production cost per ounce of silver, which are used by the Company to manage and evaluate operating performance and its ability to generate cash. These measures are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is prepared as of February 7, 2012.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG + XHP silver-gold-lead-zinc projects nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province as its third China production base. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc project in northern British Columbia. The Company's shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Third Quarter of Fiscal 2012 (“Q3 2012”) Highlights

  Revenue of $61.9 million, up 19% from $51.8 million in the third quarter of fiscal year 2011 (“Q3 2011”);

  Silver production of 1.55 million ounces, a 2% increase compared to Q3 2011, gold production of 2,879 ounces, a 256% increase compared to Q3 2011. Silver and gold sales accounted for 69% of the total sales in the quarter, compared to 61% a year ago;

  Cash flow from operations of $31.6 million, or $0.18 per share, compared to $32.2 million, or $0.19 per share in Q3 2011;

  Income from operations increased 2% to $35.0 million from $34.3 million in Q3 2011.

  Net income attributable to shareholders of $20.0 million, or $0.12 per share, compared to $29.1 million, or $0.17 per share, in Q3 2011;

  Completed the acquisition of the high grade XHP silver-gold-lead-zinc mine in Henan Province, China;

  Continued to maintain low cost producer status with a cash production cost per ounce of silver of negative $4.56; and

  Increased quarterly dividends by 25%, from CAD$0.02 per share to CAD$0.025 per share.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Third Quarter Fiscal 2012 Operating Performance

a)	Mine Production

In Q3 2012, the Company mined 215,274 tonnes of ore, a 29% increase compared to 167,213 tonnes in Q3 2011. For the nine months ended December 31, 2011, the Company mined 601,688 tonnes of ore, a 29% increase compared to 466,639 tonnes during the nine months ended December 31, 2010. The increased mine production was achieved through increased production from the TLP, HPG, and LM mines that continued to expand operations along with new production of 41,197 tonnes and 74,863 tonnes of ore from the BYP mine in the three and nine months ended December 31, 2011, respectively.

In Q3 2012, ore production at the Ying mine was 75,710 tonnes, up 5% from the prior quarter, but 12% less than the same quarter last year of 85,741 tonnes. The decrease was due to: (1) the distraction caused by “Short and Distort” attack: and, (2) labour shortages which impacted our mining contractors at the Ying mine throughout October and November. The Company has been actively working with its mining contractors to introduce new measures to maintain a stable mining labour force and it is also in the process of establishing its own mining crews to carry out mining operations at the Ying mine. As a result the labour shortages were mostly resolved by December. The average daily mining capacity at the Ying mine is expected to continue to improve over the next few quarters.

The decreased production at the Ying mine was offset by increased production from the TLP, HPG and LM satellite mines which have continued to expand operations over the last two years. Those satellite mines increased their ore production by 21% to 98,367 tonnes compared to 81,471 tonnes in Q3 2011, producing 0.41 million ounces of silver (Q3 2011 – 0.28 million ounces of silver) at cash cost of $3.27 per ounce of silver (Q3 2011 - negative $0.04 per ounce of silver).

b)	Mining Cost

In Q3 2012, the consolidated total mining cost and the cash mining cost were $64.50 and $48.92 per tonne, respectively, an increase of 11% and 1%, compared to $58.28 and $48.30 per tonne, respectively, in Q3 2011. The major components of cash mining cost in Q3 2012 were the following: 38% for mining contractor costs (Q3 2011 – 37%); 15% for materials and supplies (Q3 2011 – 18%); 22% for labour costs (Q3 2011 – 17%); 4% for utility costs (Q3 2011 – 4%) and 21% for other miscellaneous costs (Q3 2011 – 24%).

During the nine months ended December 31, 2011, the consolidated total mining cost and the cash mining cost were $59.24 and $45.84 per tonne, respectively, an increase of 13% and 6%, compared to $52.25 and $43.20 per tonne, respectively, in the same period of prior year. The major components of cash mining cost in the nine months ended December 31, 2011 were the following: 40% for mining contractor costs (nine months ended December 31, 2010 – 40%); 16% for materials and supplies (nine months ended December 31, 2010 – 18%); 19% for labour costs (nine months ended December 31, 2010 – 17%); 5% for utility costs (nine months ended December 31, 2010 – 4%) and 20% for other miscellaneous costs (nine months ended December 31, 2010 – 21%).

The increase in cash mining cost per tonne was mainly due to (i) the impact of US dollar depreciation versus the Chinese RMB and (ii) the impact of higher labour costs both for contractors and the Company’s own employees, offset by lower per tonne mining costs at the BYP mine, acquired in January 2011. The increase of non-cash mining costs was a result of higher dollar value of assets base being subject to depletion.

c)	Milling

In Q3 2012, a total of 219,469 tonnes of ore were milled, a 36% increase compared to 161,528 tonnes in Q3 2011. This figure includes 32,408 tonnes of gold ore milled at the BYP mine as production continued to ramp up in this quarter. In addition, 11,667 tonnes of ore was milled at the newly-acquired XBG mine. In the nine months ended December 31, 2011, a total of 602,337 tonnes of ore were milled, a 31% increase compared to 461,270 tonnes in same period of prior year. The BYP mine contributed a total of 60,185 tonnes of ore milled and the recently acquired XBG mine milled 11,667 tonnes of ore.

The milling capacity increased in the quarter as the Company expanded the capacity at the second mill in

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the Ying Mining District to 2,200 t/d by adding a new 1,100 t/d line. The total milling capacity is 3,200 t/d, or about 1 million tonnes per year, at the Ying Mining District. In addition, we have 500 t/d milling capacity at the BYP mine, which is now operational. In addition, the newly acquired 350 t/d mill at XBG and 500 t/d mill at XHP will further strengthen the Company’s production capacity for future operations.

d)	Milling Cost

In Q3 2012, the consolidated total milling cost and cash milling cost was $16.64 and $15.12 per tonne, respectively, an increase of 22% and 25%, compared to $13.69 and $12.11 per tonne, respectively, in Q3 2011. The major components of cash milling costs in Q3 2012 were the following: 27% for raw materials (Q3 2011 – 30%); 28% for utilities (Q3 2011 – 30%); 13% for mineral resources tax (Q3 2011 – 16%); 23% for labour costs (Q3 2011 – 17%) and 9% for milling related administrative and miscellaneous costs (Q3 2011 – 7%).

During the nine months ended December 31, 2011, the consolidated total milling cost and cash milling cost was $15.20 and $13.70 per tonne, respectively, an increase of 15% and 18%, compared to $13.25 and $11.62 per tonne, respectively, in the same period of prior year. The major components of cash milling costs in the nine months ended December 31, 2011 were the following: 28% for raw materials (nine months ended December 31, 2010 – 30%); 29% for utilities (nine months ended December 31, 2010 – 30%); 14% for mineral resources tax (nine months ended December 31, 2010 – 16%); 21% for labour costs (nine months ended December 31, 2010 – 16%) and 8% for milling related administrative and miscellaneous costs (nine months ended December 31, 2010 – 8%).

The increase in total milling cost and the cash milling cost were mainly due to higher labour costs and the US dollar depreciation versus the Chinese RMB. In addition, the milling costs at the XBG mine, which only operated in mid-November and December, were higher.

e)	Metal Production

In Q3 2012, metal production was 1.55 million ounces of silver, 2,879 ounces of gold, 21.0 million pounds of lead and 3.5 million pounds of zinc, which was 2%, 256%, 12% higher, and 26% lower, respectively than Q3 2011. In the nine months ended December 31, 2011, metal production was 4.5 million ounces of silver, 6,785 ounces of gold, 58.1 million pounds of lead and 10.9 million pounds of zinc, which was 6%, 219%, 6% higher and 17% lower, respectively compared to the same period of prior year. The overall increases were to attributable continued growth from the Ying satellite mines, the acquisition of the BYP and XBG mines, and greater mine and mill throughputs.

The following table summarizes the total metal production in each period under review:

		Total Metal Production
	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Silver (‘000s ounces)	1,548	1,523	4,518	4,253
Gold (‘000s ounces)	2.9	0.8	6.8	2.2
Lead (‘000s pounds)	20,995	18,795	58,135	54,626
Zinc (‘000s pounds)	3,525	4,791	10,858	13,091

f)	Cash and Total Cost per Ounce of Silver

Silvercorp continues to maintain its position as one of the lowest production cost producers of primary silver among its industry peers.

In Q3 2012, the consolidated total production cost and cash cost per ounce of silver were negative $2.58 and negative $4.56, respectively, compared to negative $5.93 and negative $7.13, respectively, in Q3 2011, with the increase attributed to relatively lower by-product grades, lower by-product lead prices, and higher production costs. During the nine months ended December 31, 2011, the consolidated total production cost and cash cost per ounce of silver were negative $3.49 and negative $5.25, respectively, compared to negative $5.46 and negative $6.60, respectively, in the same period of prior year.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

To facilitate a better understanding of cash and total production cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the three and nine months ended December 31, 2011 and 2010:

Three months ended December 31, 2011
	YING	HPG&LM	TLP	XBG	Total
Cost of sales, before amortization and depletion	$6,490	$1,942	$4,477	$608	$13,517
By-product lead, zinc, and gold sales	(14,972)	(1,721)	(3,370)	(514)	(20,577)
Total adjusted cash costs	(8,482)	221	1,107	94	(7,060)
Divided by thousands of silver ounces sold	1,136	135	271	6	1,548
Total cash costs per ounce of silver	$(7.46)	$1.64	$4.09	$17.20	$(4.56)

Total adjusted cash costs	$(8,482)	$221	$1,107	$94	$(7,060)
Amortization and depletion	2,045	258	738	33	3,074
Total adjusted cost of goods sold	(6,437)	479	1,845	127	(3,986)
Divided by thousands of silver ounces sold	1,136	135	271	6	1,548
Total production cost per ounce of silver	$(5.66)	$3.55	$6.81	$21.17	$(2.58)

Three months ended December 31, 2010
	YING	HPG&LM	TLP	XBG	Total
Cost of sales, before amortization and depletion	$5,539	$1,485	$2,959	$-	$9,983
By-product lead, zinc, and gold sales	(16,405)	(1,894)	(2,539)	-	(20,838)
Total adjusted cash costs	(10,866)	(409)	420	-	(10,856)
Divided by thousands of silver ounces sold	1,241	105	177	-	1,523
Total cash costs per ounce of silver	$(8.76)	$(3.90)	$2.37	$-	$(7.13)

Total adjusted cash costs	$(10,866)	$(409)	$420	$-	$(10,855)
Amortization and depletion[1]	1,353	185	282	-	1,820
Total adjusted cost of goods sold	(9,513)	(224)	702	-	(9,035)
Divided by thousands of silver ounces sold	1,241	105	177	-	1,523
Total production cost per ounce of silver	$(7.67)	$(2.13)	$3.96	$-	$(5.93)

Nine months ended December 31, 2011
	YING	HPG&LM	TLP	XBG	Total
Cost of sales, before amortization and depletion	$16,741	$5,820	$12,814	$608	$35,983
By-product lead, zinc, and gold sales	(42,858)	(5,586)	(10,751)	(514)	(59,709)
Total adjusted cash costs	(26,117)	234	2,063	94	(23,726)
Divided by thousands of silver ounces sold	3,203	482	827	6	4,518
Total cash costs per ounce of silver	$(8.15)	$0.49	$2.50	$17.27	$(5.25)

Total adjusted cash costs	$(26,117)	$234	$2,063	$94	$(23,726)
Amortization and depletion	4,862	832	2,246	33	7,973
Total adjusted cost of goods sold	(21,255)	1,066	4,309	127	(15,753)
Divided by thousands of silver ounces sold	3,203	482	827	6	4,518
Total production cost per ounce of silver	$(6.64)	$2.21	$5.21	$21.33	$(3.49)

Nine months ended December 31, 2010
	YING	HPG&LM	TLP	XBG	Total
Cost of sales, before amortization and depletion	$15,333	$3,948	$7,601	$-	$26,882
By-product lead, zinc, and gold sales	(42,753)	(4,614)	(7,588)	-	(54,955)
Total adjusted cash costs	(27,420)	(666)	13	-	(28,073)
Divided by thousands of silver ounces sold	3,484	275	494	-	4,253
Total cash costs per ounce of silver	$(7.87)	$(2.42)	$0.03	$-	$(6.60)

Total adjusted cash costs	$(27,420)	$(666)	$13	$-	$(28,073)
Amortization and depletion[1]	3,623	399	847	-	4,869
Total adjusted cost of goods sold	(23,797)	(267)	860	-	(23,204)
Divided by thousands of silver ounces sold	3,484	275	494	-	4,253
Total production cost per ounce of silver	$(6.83)	$(0.97)	$1.74	$-	$(5.46)
1For purpose of non-IFRS measures, minor differences compared to prior year due to IFRS conversion are not restated.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table provide a reconciliation of cash and total production cost per ounce of gold (non-IFRS measures) for production results from the BYP mine for the three and nine months ended December 31, 2011 (no comparative numbers for the three and nine months ended December 31, 2010 as the BYP mine was acquired in January 2011):

BYP
	Three months ended	Nine months ended
	December 31, 2011	December 31, 2011
Cost of sales, before amortization and depletion	$1,007	$1,615
By-product lead and zinc sales	-	-
Total adjusted cash costs	1,007	1,615
Divided by thousands of gold ounces sold	1.8	4.0
Total cash costs per ounce of gold	$547.26	$399.49

Total adjusted cash costs	$1,007	$1,615
Amortization and depletion	728	1,249
Total adjusted cost of goods sold	1,735	2,864
Divided by thousands of gold ounces sold	1.8	4.0
Total cash costs per ounce of gold	$943.21	$708.44

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

g)	Operation Review

The following table summarizes consolidated and each mine’s operational information for the three months ended December 31, 2011:

		Three months ended December 31, 2011
	YING	HPG&LM	TLP	XBG	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,114	31	6	-	-	4,151
Stockpiled Ore (tonne)	71,596	19,750	78,580	-	41,197	211,123
	75,710	19,781	78,586	-	41,197	215,274
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,114	31	6	-	-	4,151
Ore Milled (tonne)	72,288	20,151	78,804	11,667	32,408	215,318
	76,402	20,182	78,810	11,667	32,408	219,469
Mining cost per tonne of ore mined ($)	74.57	88.60	61.43	-	40.27	64.50
Cash mining cost per tonne of ore mined ($)	53.01	76.08	53.64	-	19.36	48.92
Non cash mining cost per tonne of ore mined ($)	21.56	12.52	7.78	-	20.91	15.58
Unit shipping costs($)	3.77	3.52	3.80	-	-	3.04
Milling cost per tonne of ore milled ($)	15.48	18.25	16.85	29.65	13.21	16.64
Cash milling cost per tonne of ore milled ($)	13.92	16.46	15.13	26.86	12.89	15.12
Non cash milling cost per tonne of ore milled ($)	1.55	1.79	1.72	2.80	0.32	1.52
Average Production Cost
Silver ($ per ounce)	4.93	10.76	12.90	22.25	-	7.44
Gold ($ per ounce)	225.93	518.13	-	1,392.07	943.00	377.87
Lead ($ per pound)	0.16	0.35	0.42	0.81	-	0.24
Zinc ($ per pound)	0.13	0.23	0.33	-	-	0.19
Total production cost per ounce of Silver ($)	(5.66)	3.55	6.81	21.17		(2.58)
Total cash cost per ounce of Silver ($)	(7.46)	1.64	4.09	17.20		(4.56)
Total production cost per ounce of Gold ($)					943.21	943.21
Total cash cost per ounce of Gold ($)					547.26	547.26
Total Recovery of the Run of Mine Ore
Silver (%)	94.6	90.2	90.5	50.0		93.3
Gold (%)					91.2	91.2
Lead (%)	98.0	93.5	92.1	86.5		96.4
Zinc (%)	67.6	56.0	70.0	-		67.7
Head Grades of Run of Mine Ore
Silver (gram/tonne)	464.0	230.0	149.0	35.0		296.0
Gold (gram/tonne)					2.3	2.3
Lead (%)	8.9	4.1	2.6	2.0		5.5
Zinc (%)	2.4	0.5	0.7	-		1.4
Sales Data
Metal Sales
Silver (in thousands of ounce)	1,136	135	271	6		1,548
Gold (in thousands of ounce)	0.8	0.2	-	0.1	1.8	2.9
Lead (in thousands of pound)	15,171	1,769	3,611	444		20,995
Zinc (in thousands of pound)	2,753	123	649	-		3,525
Metal Sales
Silver (in thousands of $)	28,562	3,315	6,857	121		38,855
Gold (in thousands of $)	848	227	-	155	2,444	3,674
Lead (in thousands of $)	12,344	1,431	2,944	359		17,078
Zinc (in thousands of $)	1,780	63	426	-		2,269
	43,534	5,036	10,227	635	2,444	61,876
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	25.13	24.62	25.29	22.04		25.10
Gold ($ per ounce)	1,152.56	1,185.71	-	1,379.11	1,328.11	1,275.83
Lead ($ per pound)	0.81	0.81	0.82	0.81		0.81
Zinc ($ per pound)	0.65	0.52	0.66	-		0.64

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the three months ended December 31, 2010:

	Three months ended December 31, 2010
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined(tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Stockpiled Ore (tonne)	82,101	22,216	59,184	163,502
	85,741	22,287	59,184	167,213

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,640	71	-	3,711
Ore Milled (tonne)	81,700	19,644	56,473	157,817
	85,340	19,715	56,473	161,528

Mining cost per tonne of ore mined($)	64.12	67.06	46.50	58.28
Cash mining cost per tonne of ore mined($)	49.85	58.15	42.33	48.30
Non cash mining cost per tonne of ore mined($)	14.27	8.91	4.17	9.98

Unit shipping costs($)	3.59	3.02	3.26	3.40

Milling cost per tonne of ore milled ($)	13.89	13.21	13.56	13.69
Cash milling cost per tonne of ore milled ($)	12.22	11.81	12.06	12.11
Non cash milling cost per tonne of ore milled ($)	1.67	1.40	1.50	1.58

Average Production Cost
Silver ($ per ounce)	3.37	8.48	10.74	4.63
Gold($ per ounce)	145.84	407.64	-	211.60
Lead ($ per pound)	0.15	0.36	0.47	0.20
Zinc ($ per pound)	0.12	0.29	0.37	0.16

Total production cost per ounce of Silver ($)	(7.67)	(2.13)	3.96	(5.93)
Total cash cost per ounce of Silver ($)	(8.76)	(3.90)	2.37	(7.13)

Total Recovery of the Run of Mine Ore
Silver (%)	92.9	92.7	85.9	92.0
Lead (%)	96.6	95.4	88.4	95.3
Zinc ( %)	70.1	67.1	71.1	70.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	499.0	186.0	125.0	330.0
Lead (%)	8.3	4.1	2.3	5.7
Zinc (%)	2.9	0.6	0.8	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,241	105	177	1,523
Gold (in thousands of ounce)	0.4	0.4	0.0	0.8
Lead (in thousands of pound)	14,862	1,618	2,314	18,795
Zinc (in thousands of pound)	3,954	167	671	4,791

Metal Sales
Silver ($)	25,248	2,142	3,610	31,000
Gold ($)	392	359	1	752
Lead ($)	13,263	1,418	2,071	16,752
Zinc ($)	2,750	117	467	3,334
	41,653	4,036	6,149	51,838
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	20.34	20.49	20.39	20.36
Gold ($ per ounce)	881.35	985.07	-	946.61
Lead ($ per pound)	0.89	0.88	0.89	0.89
Zinc ($ per pound)	0.70	0.70	0.70	0.70

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the nine months ended December 31, 2011:

		Nine months ended December 31, 2011
	YING	HPG&LM	TLP	XBG	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	9,639	147	52	-	-	9,838
Stockpiled Ore (tonne)	219,571	74,349	223,067	-	74,863	591,850
	229,210	74,496	223,119	-	74,863	601,688

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,639	147	52	-	-	9,838
Ore Milled (tonne)	221,055	73,811	225,781	11,667	60,185	592,499
	230,694	73,958	225,833	11,667	60,185	602,337

Mining cost per tonne of ore mined ($)	67.69	72.68	53.59	-	36.87	59.24
Cash mining cost per tonne of ore mined ($)	49.68	61.37	46.64	-	16.26	45.84
Non cash mining cost per tonne of ore mined ($)	18.01	11.31	6.95	-	20.61	13.40

Unit shipping costs($)	3.92	3.53	3.73	-	-	3.31

Milling cost per tonne of ore milled ($)	14.86	15.15	15.13	29.65	14.06	15.20
Cash milling cost per tonne of ore milled ($)	13.26	13.62	13.55	26.86	13.56	13.70
Non cash milling cost per tonne of ore milled ($)	1.60	1.53	1.59	2.80	0.50	1.50

Average Production Cost
Silver ($ per ounce)	4.59	9.78	12.54	22.25		6.88
Gold ($ per ounce)	181.81	405.72	-	1,392.07	708.55	303.13
Lead ($ per pound)	0.14	0.29	0.37	0.81		0.20
Zinc ($ per pound)	0.11	0.20	0.36	-		0.16

Total production cost per ounce of Silver ($)	(6.64)	2.21	5.21	21.33		(3.49)
Total cash cost per ounce of Silver ($)	(8.15)	0.49	2.50	17.27		(5.25)

Total production cost per ounce of Gold ($)					708.44	708.44
Total cash cost per ounce of Gold ($)					399.49	399.49

Total Recovery of the Run of Mine Ore
Silver (%)	93.9	91.6	89.9	50.0		92.8
Gold (%)					92.2	92.2
Lead (%)	97.5	93.5	91.3	86.5		95.9
Zinc (%)	69.0	57.2	71.1	-		68.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	449.0	228.0	147.0	35.0		290.0
Gold (gram/tonne)					2.5	2.5
Lead (%)	8.4	3.6	2.5	2.0		5.2
Zinc (%)	2.3	0.5	0.7	-		1.4

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,203	482	827	6		4,518
Gold (in thousands of ounce)	1.8	0.9	-	0.1	4.0	6.8
Lead (in thousands of pound)	41,445	5,311	10,935	444		58,135
Zinc (in thousands of pound)	8,653	443	1,762	-		10,858

Metal Sales
Silver (in thousands of $)	91,164	13,579	23,724	121		128,588
Gold (in thousands of $)	2,074	924	-	155	5,353	8,506
Lead (in thousands of $)	35,112	4,407	9,279	359		49,157
Zinc (in thousands of $)	5,672	255	1,472	-		7,399
	134,022	19,165	34,475	635	5,353	193,650
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	28.46	28.17	28.70	22.04		28.46
Gold ($ per ounce)	1,127.91	1,168.90	-	1,379.11	1,324.09	1,253.75
Lead ($ per pound)	0.85	0.83	0.85	0.81		0.85
Zinc ($ per pound)	0.66	0.57	0.84	-		0.68

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the nine months ended December 31, 2010:

	Nine months ended December 31, 2010
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined(tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Stockpiled Ore (tonne)	244,161	55,159	157,117	456,437
	254,157	55,355	157,127	466,639

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,996	196	10	10,202
Ore Milled(tonne)	243,593	53,568	153,907	451,068
	253,589	53,764	153,917	461,270

Mining cost per tonne of ore mined ($)	58.06	64.45	38.57	52.25
Cash mining cost per tonne of ore mined ($)	45.49	57.07	34.63	43.20
Non cash mining cost per tonne of ore mined ($)	12.57	7.38	3.94	9.05

Unit shipping costs($)	3.57	3.23	3.24	3.42

Milling cost per tonne of ore milled ($)	13.30	12.84	13.30	13.25
Cash milling cost per tonne of ore milled ($)	11.63	11.43	11.67	11.62
Non cash milling cost per tonne of ore milled ($)	1.67	1.41	1.63	1.63

Average Production Cost
Silver ($ per ounce)	3.11	7.89	8.87	4.18
Gold ($ per ounce)	160.08	436.66	447.24	222.62
Lead ($ per pound)	0.15	0.38	0.44	0.21
Zinc ($ per pound)	0.12	0.29	0.35	0.17

Total production cost per ounce of Silver ($)	(6.83)	(0.97)	1.74	(5.46)
Total cash cost per ounce of Silver ($)	(7.87)	(2.42)	0.03	(6.60)

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	87.3	87.9	91.2
Lead (%)	96.4	94.7	88.6	95.1
Zinc (%)	70.1	60.3	70.4	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	476.8	229.3	135.1	322.8
Lead (%)	8.1	1.8	2.1	5.8
Zinc (%)	2.8	0.6	1.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,484	275	494	4,253
Gold (in thousands of ounce)	1.1	0.9	0.2	2.2
Lead (in thousands of pound)	42,578	4,423	7,625	54,626
Zinc (in thousands of pound)	10,834	435	1,822	13,091

Metal Sales
Silver ($)	57,197	4,582	8,171	69,950
Gold ($)	901	803	158	1,862
Lead ($)	34,792	3,547	6,225	44,564
Zinc ($)	7,060	264	1,205	8,529
	99,950	9,196	15,759	124,905
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.42	16.68	16.54	16.46
Gold ($ per ounce)	844.03	923.83	834.28	889.71
Lead ($ per pound)	0.82	0.80	0.82	0.81
Zinc ($ per pound)	0.65	0.61	0.66	0.65

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i) Ying Mine (77.5%)

The Ying mine is located in Henan Province, China. Production from the Ying mine commenced on April 1, 2006. Since then, the Ying mine has become the Company’s primary focus and most profitable project.

In Q3 2012, the total ore mined was 75,710 tonnes, of which 4,114 tonnes were direct smelting ore, a decrease of 12% compared to total ore production of 85,741 tonnes in Q3 2011. During the nine months ended December 31, 2011, the total ore mined was 229,210 tonnes, of which 9,639 tonnes were direct smelting ore, an overall decrease of 10% compared to ore production of 254,157 tonnes in the same period of prior year.

In Q3 2012, silver head grade at the Ying mine was 464.0g/t, lower than 499.0g/t in Q3 2011. Head grades for lead and zinc were 8.9% and 2.4%, respectively, comparable to head grades of 8.3% for lead and 2.9% for zinc in Q3 2011. During the nine months ended December 31, 2011, silver head grade at the Ying mine was 449.0g/t, lower than 476.8g/t in the same period of prior year. Head grades for lead and zinc were 8.4% and 2.3%, respectively, comparable to head grades of 8.1% for lead and 2.8% for zinc in the same period of prior year. Head grades were changing along with the mining sequence.

In Q3 2012, the Ying mine produced 1.14 million ounces of silver, 15.2 million pounds of lead and 2.8 million pounds of zinc, compared to metal production in Q3 2011 of 1.24 million ounces of silver, 14.9 million pounds of lead and 4.0 million pounds of zinc. During the nine months ended December 31, 2011, the Ying mine produced 3.2 million ounces of silver, 41.4 million pounds of lead and 8.7 million pounds of zinc, compared to metal production in the same period of prior year of 3.5 million ounces of silver, 42.6 million pounds of lead, and 10.8 million pounds of zinc.

In Q3 2012, total mining costs per tonne and cash mining costs per tonne were $74.57 (Q3 2011 - $64.12) and $53.01 (Q3 2011 - $49.85), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractor costs as the mine paid approximately $2.5 per tonne more as compensation for increases in miners’ salary and benefits, (ii) higher labour costs of approximately $2.5 per tonne due to the Company’s own employees pay raises, and (iii) the impact of US dollar deprecation versus Chinese RMB of $2.5 per tonne, which were offset by $3.5 per tonne decrease in mining preparation costs. The increase of non-cash mining costs was a result of higher assets base subject to depletion. During the nine months ended December 31, 2011, total mining costs per tonne and cash mining costs per tonne were $67.69 (nine months ended December 31, 2010 - $58.06) and $49.68 (nine months ended December 31, 2010 - $45.49), respectively.

Including by-product credits, in Q3 2012, Ying mine’s total cost and cash cost per ounce of silver were negative $5.66 and negative $7.46, respectively, compared to negative $7.67 and negative $8.76 in Q3 2011. The increase in cost was mainly due to lower by-product credits from lower production and higher production costs noted above. During the nine months ended December 31, 2011, Ying mine’s total cost and cash cost per ounce of silver were negative $6.64 and negative $8.15, respectively, compared to negative $6.83 and negative $7.87 in the same period of prior year.

In Q3 2012, the Company continued the development of a 5,200 metre (m) access ramp at the Ying mine, with dimensions of 4 m by 4.5 m, starting from the 580 m elevation and going down to zero metre elevation. The access ramp will provide access to the S7-1 vein in which resources were expanded by the recent drilling, and provide access to future mining operations below zero metre elevation. The access ramp is expected to be completed in two and half years.

Inclusive of this development work, in Q3 2012, the Ying mine incurred $6.0 million in exploration and development expenditures (Q3 2011 – $3.3 million). In the nine months ended December 31, 2011, the Ying mine incurred $12.3 million in exploration and development expenditures (nine months ended December 31, 2010 – $9.9 million).

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) HPG and LM Mines (80%)

The HPG and LM mines are located in Henan Province, China. Silvercorp acquired the HPG and LM mines in 2007.

In Q3 2012, HPG and LM mines produced 135,000 ounces of silver, 1.8 million pounds of lead and 123,000 pounds of zinc, compared to 105,000 ounces of silver, 1.6 million pounds of lead and 167,000 pounds of zinc produced in Q3 2011. During the nine months ended December 31, 2011, HPG and LM mines produced 482,000 ounces of silver, 5.3 million pounds of lead and 443,000 pounds of zinc, compared to 275,000 ounces of silver, 4.4 million pounds of lead and 435,000 pounds of zinc produced in the same period of prior year.

The increases are attributable to higher grade and higher production. In Q3 2012, silver head grade increased to 230 g/t from 186 g/t a year ago. In addition, in Q3 2012 and the nine months ended December 31, 2011, ore processed increased by 2.4% and 38% to 20,182 tonnes and 73,958 tonnes, respectively.

In Q3 2012, total mining costs per tonne and cash mining costs per tonne were $88.60 (Q3 2011 - $67.06) and $76.08 (Q3 2011 - $58.15), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractor costs as the mine paid approximately $2.6 per tonne more for raises in miners’ salary and benefits, (ii) higher labour costs of approximately $11 per tonne due to increased number of employees and employee pay raises, and (iii) the impact of US dollar depreciation versus the Chinese RMB of $3.8 per tonne. The increase of non-cash mining costs was a result of a higher assets base subject to depletion. During the nine months ended December 31, 2011, total mining costs per tonne and cash mining costs per tonne were $72.68 (nine months ended December 31, 2010 - $64.45) and $61.37 (nine months ended December 31, 2010 - $57.07), respectively.

In Q3 2012, the Company also continued the development of a 4,800 m access ramp with dimensions of 4 m by 4.5 m at the southwest corner of the TLP Mining Permit, adjacent to the LM Mining Permit, from about 980 m elevation to 500 m elevation. The access ramp will provide access to discovered mineralized veins at the LM mine. Currently, the Company is producing approximately 60,000 tonnes per year from the LM mine. Once the access ramp is completed in two and half years, the mining capacity is expected to increase to approximately 200,000 tonnes per year.

In Q3 2012, HPG and LM mines incurred $3.0 million (Q3 2011 – $1.9 million) in exploration and development expenditures. In the nine months ended December 31, 2011, HPG and LM mines incurred $6.6 million (nine months ended December 31, 2010 – $3.6 million) in exploration and development expenditures.

(iii) TLP Mine (77.5%)

The TLP mine is located in Henan Province, China. Silvercorp acquired the TLP mine in 2007.

In Q3 2012, metal production at the TLP mine was 271,000 ounces of silver, 3.6 million pounds of lead and 649,000 pounds of zinc, compared to 177,000 ounces of silver, 2.3 million pounds of lead and 671,000 pounds of zinc produced in Q3 2011. During the nine months ended December 31, 2011, metal production at the TLP mine was 827,000 ounces of silver, 10.9 million pounds of lead and 1.8 million pounds of zinc, compared to 494,000 ounces of silver, 7.6 million pounds of lead and 1.8 million pounds of zinc produced in the same period of prior year.

The increases are attributable to increased production as more ore was mined while mine development progressed. In Q3 2012 and the nine months ended December 31, 2011, TLP mined 78,586 and 223,119 tonnes of ore, respectively, compared to 59,184 and 157,127 tonnes of ore in same period of prior year, representing an increase of 33% and 42%, respectively. In addition, in Q3 2012 silver head grade improved to 149 g/t from 125 g/t a year ago.

In Q3 2012, total mining costs per tonne and cash mining costs per tonne were $61.43 (Q3 2011 - $46.50) and $53.64 (Q3 2011 - $42.33), respectively. The increase was mainly due to (i) higher mining contractor costs as the mine paid $4.4 per tonne more for increases in miners’ salaries and benefits, (ii) higher labour costs of approximately $4.7 per tonne due to an increased number of employees and

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

employee pay raises, and (iii) the impact of US dollar depreciation versus the Chinese RMB of $2.6 per tonne. The increase of non-cash mining costs was a result of a higher asset base subject to depletion.

During the nine months ended December 31, 2011, total mining costs per tonne and cash mining costs per tonne were $53.59 (nine months ended December 31, 2010 - $38.57) and $46.64 (nine months ended December 31, 2010 - $34.63).

In Q3 2012, the Company incurred $1.5 million (Q3 2011 - $1.0 million) in exploration and development expenditures. In the nine months ended December 31, 2011, the Company incurred $3.9 million (nine months ended December 31, 2010 - $3.3 million) in exploration and development expenditures.

(iv) GC Project (95%)

The Company acquired the GC Project in 2008. In December 2010, the GC Project received its mining permit. Since then, the Company has been moving forward rapidly with project development. Up to December 31, 2011, GC incurred approximately $12.5 million in capital expenditures, of which $4.8 was incurred during this quarter. Mine construction contractors moved into the GC mine site in August 2011 and are on track with the mine construction. As of December 31, 2011, 564 m of a 2,224 m main access ramp and 22 m of the planned 618 m main shaft were completed.

The construction of a 1,600 t/d floatation mill that is capable of producing silver, lead, zinc, and pyrite floatation concentrates and an optional tin gravity concentrate is well underway. Milling equipment was sourced and the final purchase contract was signed. In accordance with plans, the mill should be completed by July 2012 with an estimated cost of approximately RMB 100 million, or US$17 million. The Company is using the same mill contractor for GC as for the two mills at the Ying Mining District.

The 2011 surface drilling program at GC was completed in the quarter. The drilling program has discovered four new high grade silver, lead, zinc veins and a number of vein structures and isolated mineralized pockets, increasing the total number of mineralized veins at the GC property to 33. The program also successfully extended the existing veins further to down dip and striking directions.

On January 31, 2012, a NI43-101 report prepared by AMC Consultants of Vancouver was released, establishing mineral reserves at GC for the first time. The NI43-101 report did not include the results from the 2011 surface drilling program.

(v) BYP Project (70%)

In January 2011, the Company completed the acquisition of 70% equity interest in Xinshao Yunxiang Mining Co., Ltd., which owns a mining permit in the BYP Gold-Lead-Zinc mine in Hunan Province, China.

During the quarter, production at the BYP mine continued to ramped up with 32,408 tonnes of ore being processed, yielding 1,841 ounces of gold. In the nine months ended December 31, 2011, 74,863 tonnes of ore was mine and 60,185 tonnes was milled, yielding 4,043 ounces of gold. For fiscal year 2012, BYP mine production is expected to be 6,000 ounces of gold. The production will be lower than production guidance of 17,000 ounces of gold, due to the lower than expected head grade.

In Q3 2012, total mining costs per tonne and cash mining costs per tonne were $40.27 and $19.36 respectively. During the nine months ended December 31, 2011, total mining costs per tonne and cash mining costs per tonne were $36.87 and $16.26, respectively, as the production in Q1 2012 was from development tunnels where no mining costs were incurred. Total and cash cost per ounce of gold was $943.21 and $547.26, respectively, in Q3 2012. During the nine months ended December 31, 2011, total and cash cost per ounce of gold was $708.44 and $399.49, respectively.

The Company will continue to utilize the existing 500 t/d floatation mill to mine and process gold mineralization with an initial focus on higher grade mineralization areas. Concurrently, the Company’s engineers continue to work with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goal of expanding the mining and milling capacity to 1,500 t/d for fiscal 2013. The cost of the mill expansion is estimated at $10 million.

Construction of an 800 t/d backfill facility to fill up gold mineralization stopes is underway, which will

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

cost around $1.5 million and will be completed in July 2012. The Company also started to sink a 180 m deep, 3.5 m diameter shaft from 380 m to 200 m elevations. The shaft will mainly be utilized to mine the #3 gold mineralization body. The cost of the shaft is about $1 million and is expected to be completed in October 2012.

In Q3 2012, BYP mine incurred approximately $0.9 million in exploration and development. In the nine months ended December 31, 2011, exploration and development expenditures were $2.7 million.

(vi) XBG Project (69.75%)

In August 2011, the Company completed the acquisition of 90% equity interest in Zhongxing Mining Co.

Ltd. (“Zhongxing”) and Chuanxin Mining Co. Ltd. (“Chuanxin”) through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”). The main assets acquired are the XBG silver-gold-lead-zinc mine with a mining permit covering 26.36 square kilometres and the adjacent NTM gold exploration permit covering 2.54 square kilometres along with a 350 t/d floatation mill and the environment permit to construct a 1,000 t/d floatation mill.

Exploration, mine development and small scale tunnelling mining have been on-going since the mining permit was issued in November 2010. The Company intends to commence a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling to explore the existing veins and discover additional veins.

During Q3 2012, the Company processed 11,667 tonnes of existing stockpile ore to yield 5,800 ounces of silver and 444,000 pounds of lead.

(vii) XHP Project (77.5%)

In December 2011, the Company completed the acquisition of 100% equity interest in SX Gold Mining Company (“SX Gold”) through its 77.5% owned subsidiary Henan Found. The main assets acquired are the XHP silver-gold-lead-zinc mine which includes a 14 square kilometres mining permit and a 500 t/d floatation/CIL mill. See press release of November 21, 2011.

The Company intends to resume mining activities at the XHP mine to stockpile ore pending installation of a second flotation circuit to enable the mill to generate a gold-silver-lead concentrate and a zinc concentrate. The mill upgrade is expected to be completed and in operation next quarter.

The Company will also carry out an exploration program immediately, including tunneling and surface and underground diamond drilling, with a goal of defining a NI 43-101 compliant mineral resource.

(viii) Silvertip Project (100%)

The Silvertip Project was acquired in February 2010. During Q3 2012, the Company continued its effort in completing a Small Mine Permit application which it expects to be in a position to submit within the next three months. At the same time, the Company conducted the 2011 exploration program to test the DM zone, a new zone of silver-lead-zinc mineralization approximately eight kilometres to the south of Silvertip Mountain. The 2011 exploration program is now substantially completed, with assay results pending. The Company has also retained Golder Associates Limited, who in January 2011 prepared an Economic Assessment on Silvertip to update the Silvertip NI 43-101 technical report.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Third Quarter Fiscal 2012 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011	Mar 31, 2011
Sales	$61,876	$62,055	$69,719	$42,422
Gross profit	43,550	47,620	55,660	32,250
Expenses and foreign exchange	8,534	8,420	8,399	8,725
Other items	(3,641)	(487)	(443)	392
Net income, attributable to the shareholders of the Company	20,025	18,471	25,642	12,019
Basic earnings per share	0.12	0.11	0.15	0.07
Diluted earnings per share	0.12	0.11	0.15	0.07
Cash dividend declared	4,194	3,500	3,619	3,600
Cash dividend declared per share (CAD)	0.025	0.02	0.02	0.02

	Dec 31, 2010	Sept 30, 2010	Jun 30, 2010	Mar 31, 2010[1]
Sales	$51,838	$36,338	$36,729	$28,224
Gross profit	40,059	26,596	26,538	19,277
Expenses and foreign exchange	5,591	5,560	5,118	3,936
Other items	7,118	1,836	767	18
Net income, attributable to the shareholders of the Company	29,081	12,434	14,121	9,760
Basic earnings per share	0.17	0.08	0.09	0.06
Diluted earnings per share	0.17	0.08	0.09	0.06
Cash dividend declared	3,511	3,207	3,109	3,238
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

1 As the Company’s IFRS transition date was April 1, 2010, comparative information prior to this date has not been restated and is presented in accordance with Canadian GAAP.

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share were heavily influenced by increases in commodity prices, particularly, the silver price.

Realized selling price is determined by market metal prices, less smelter charges and 17% value added taxes (except for gold). Market prices for lead and zinc are the 10-15 days average closing prices at Shanghai Metals Exchange (“SME”) at the time of delivery, while silver and gold market prices are calculated by the 10-15 days average closing price at Shanghai Gold Exchange (“SGE”). To facilitate a better understanding of the Company’s pricing structure, a reconciliation of average market prices to average realized selling prices is as follows:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011	Q3 2012	Q3 2011
SME or SGE quarterly average	$33.01	$27.21	$1,690	$1,374	$1.08	$1.18	$1.07	$1.24
Less: Value added taxes	(4.27)	(3.46)	-	-	(0.14)	(0.15)	(0.11)	(0.12)
SME or SGE price, net of VAT	$28.74	$23.75	$1,690	$1,374	$0.94	$1.03	$0.96	$1.12
Less: Smelter charges*	(3.64)	(3.39)	(414)	(427)	(0.13)	(0.14)	(0.32)	(0.42)
Realized selling prices	$25.10	$20.36	$1,276	$947	$0.81	$0.89	$0.64	$0.70
LME quarterly average	$31.80	$26.43	$1,684	$1,370	$0.90	$1.08	$0.86	$1.05

* Smleter charges included all the deductions by smelters, such as smetlers fees, recovery, etc.

Net income attributable to the shareholders of the Company in Q3 2012 was $20.0 million, or $0.12 per share, a decrease of 31%, compared to $29.1 million, or $0.17 per share, in Q3 2011. Income from operations increased by 2% to $35.0 million, compared to $34.3 million in the same quarter last year.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Net income for the quarter decreased compared to Q3 2011 due to the following reasons: (1) lower production at the Ying mine of 75,710 tonnes of ore compared to 85,711 tonnes in Q3 2011 in part due to the Company’s management and employees being distracted by the “Short and Distort” attack; (2) income tax rate increased from 12.5% to 25% at our main operating subsidiary Henan Found Mining Co. Ltd.; (3) $1 million of additional costs were incurred fighting the “Short and Distort” scheme. The Company expects that it will continue to incur legal and other costs associated with its litigation efforts; (4) $2.8 million of dilution gain from the Company’s investment in New Pacific Metals Corp. was recognized in Q3 2011, which did not occur in Q3 2012; and (5) a $4.0 million unrealized gain on investments was recorded in Q3 2011, compared to a $1.5 million unrealized gain in Q3 2012.

For the nine months ended December 31, 2011, the Company recorded net income attributable to the shareholders of the Company of $64.1 million, or $0.37 per share, an increase of 15% over the earnings of $55.6 million, or $0.34 per share from the same period of prior year.

Net income for the nine months period improved mainly as a result of higher realized selling prices due to increase in commodity prices as well as the higher quantity of precious metal sold.

Sales in Q3 2012 were $61.9 million, an increase of 19% from $51.8 million in Q3 2011. For the nine months ended December 31, 2011, sales were $193.7 million, an increase of 55% from $124.9 million from the same period of prior year. The increase was mainly as a result of higher realized selling prices due to increases in commodity prices and quantity of precious metal sold.

The following table summarizes metals sold, realized selling prices and revenues for fiscal 2012 and 2011:

	Three Months ended December 31
	Quantities		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		(in ‘000$)
	2011	2010	2011	2010	2011	2010
Silver	1,548	1,523	$25.10	$20.36	$38,855	$31,000
Gold	2.9	0.8	1,276	947	3,674	752
Lead	20,995	18,795	0.81	0.89	17,078	16,752
Zinc	3,525	4,791	0.64	0.70	2,269	3,334
Total					$61,876	$51,838

	Nine months ended December 31
	Quantities		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		(in ‘000$)
	2011	2010	2011	2010	2011	2010
Silver	4,518	4,253	$28.46	$16.46	$128,588	$69,950
Gold	6.8	2.2	1,254	890	8,506	1,862
Lead	58,135	54,626	0.85	0.81	49,157	44,564
Zinc	10,858	13,091	0.68	0.65	7,399	8,529
Total					$193,650	$124,905

Cost of sales in Q3 2012 was $18.3 million (Q3 2011 - $11.8 million), including $14.5 million (Q3 2011 - $10.0 million) cash costs and $3.8 million (Q3 2011 - $1.8 million) depreciation, amortization and depletion charges. In the nine months ended December 31, 2011, cost of sales was $46.8 million (nine months ended December 31, 2010 - $31.7 million), including $37.6 million (nine months ended December 31, 2010 - $26.9 million) cash costs and $9.2 million (nine months ended December 31, 2010 - $4.8 million) depreciation, amortization and depletion charges. The cash portion of cost of goods sold increased by 46% to $14.5 million, which was mainly due to a 29% increase in ore production, compared to Q3 2011. Also impacting the cash portion of cost of sales were increased labour costs and the impact of the depreciation of US dollar versus the Chinese RMB. The increase of depreciation, amortization and depletion charges was mainly due to a higher asset base subject to amortization and increased depletion as more production occurred along with the change in reserve pursuant to the current NI 43-101 reports.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Gross profit margin in Q3 2012 and the nine months ended December 31, 2011 was 70.4% and 75.8% (Q3 2011 – 77.3%, nine months ended December 31, 2010 – 74.6%), respectively. In the same time periods, gross profit margin for the four mines at Ying Mining District was 73.2% and 77.0% (Q3 2011 –77.3%, nine months ended December 31, 2010 – 74.6%).

The decrease of gross profit margin during the quarter was mainly due to the change in production mix compared to the prior year. The Company significantly increased production at the HPG, LM and TLP mines which have lower head grades relative to Ying mine. In Q3 2012 and the nine months ended December 31, 2011, the Company’s silver production from the HPG, LM, TLP and XBG mines was 27% and 29% of total silver production, respectively, compared with 19% and 18% during the same time periods in the prior year. The increase in non-cash production costs mentioned above also negatively impacted the gross profit margin.

General and administrative expenses in Q3 2012 and the nine months ended December 31, 2011 were $7.6 million and $22.2 million, an increase of 83% and 75% compared to the expenses of $4.2 million and $12.7 million incurred in the same time period of the prior year. During Q3 2012, an additional $1 million (year to date total - $2.5 million) of general and administrative expenses were incurred related to direct costs of fighting the “Short and Distort” scheme. General and administrative expenses also increased to support the Company’s China expansion, as the Company is now managing four active projects in China this year, compared to two projects a year ago. Significant items included in general and administrative expenses in Q3 2012 and the nine months ended December 31, 2011 are as follows:

(a)	Office and administrative expenses of $3.2 million and $8.8 million (2011 - $1.9 million, $5.4 million);

(b)	Salaries and benefits of $2.0 million and $5.9 million (2011 - $1.2 million, $4.5 million).

(c)	Stock based compensation expense of $767 and $2.4 million (2011 - $522, $1.8 million);

(d)	Professional fees of $666 and $2.1 million (2011 - $185, $759).

(e)

Other taxes of $953 and $3.1 million (2011 – $341, $380). A VAT surtax, which was previously exempt for foreign invested companies in China and represented approximately 1.4% of sales, has been levied since December 1, 2010.

General exploration and property investigation expenses in Q3 2012 and the nine months ended December 31, 2011 were $449 and $3.5 million (Q3 2011 - $58, nine months ended December 31, 2010 -$2.5 million). The increase of the expense noted in the nine months ended December 31, 2011 was mainly due to increased mineral resource development fees paid to the local government.

Foreign exchange gain or loss in Q3 2012 and the nine months ended December 31, 2011 was a $451 loss and a $309 gain (Q3 2011 - $1.4 million loss, nine months ended December 31, 2010 - $1.1 million loss). The foreign exchange gain was mainly driven by the strengthening of the US dollar versus the Canadian dollar in Q3 2012.

Gain or loss on disposal of plant and equipment in Q3 2012 and the nine months ended December 31, 2011 was a $5 gain and a $248 loss (Q3 2011 - $201 loss, nine months ended December 31, 2010 - $650 loss). The current year’s loss was mainly due to the disposal of obsolete equipment.

Share of gain or loss in an associate represents the equity pick up from our investment in an associate, New Pacific Metals Corp. (“NUX”). Equity pick up in Q3 2012 and the nine months ended December 31, 2011 was a $137 loss and a $45 loss (Q3 2011 - $2.8 million gain, nine months ended December 31, 2010 - $4.6 million gain). The Company records on the statement of income its proportionate share (14.3%) of NUX’s net gain or loss.

Gain or loss on investments in Q3 2012 and the nine months ended December 31, 2011 was a $1.5 million gain and a $286 loss (Q3 2011 - $4.0 million gain, nine months ended December 31, 2010 - $4.1 million gain). The Company, from time to time, may acquire on the open market or in private placements, shares and warrants of other publicly-traded mining companies. The unrealized loss was related to the change of fair value of warrants.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Finance income in Q3 2012 and the nine months ended December 31, 2011 was $936 and $2.7 million (Q3 2011 - $394, nine months ended December 31, 2010 - $985). The increase was a result of higher cash balances being invested in higher rate short-term investments during the current period.

Finance costs in Q3 2012 and the nine months ended December 31, 2011 were $22 and $68 (Q3 2011 -$52, nine months ended December 31, 2010 - $162). As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the accretion of environmental rehabilitation.

Income tax expense in Q3 2012 was $11.6 million, an increase of $6.5 million or 128% over the income tax expense of $5.1 million recorded in Q3 2011. In the nine months ended December 31, 2011, income tax expense was $38.0 million, an increase of $24.3 million or 176% over the income tax expense of $13.7 million recorded in the nine months ended December 31, 2010. The income tax expenses recorded in Q3 2012 and the nine months ended December 31, 2011 included current income tax expenses of $14.4 million and $35.2 million (Q3 2011 – $5.8 million, nine months ended December 31, 2010 - $13.4 million) and deferred income tax recovery of $2.7 million and expense of $2.8 million (Q3 2011 – $0.7 million recovery, nine months ended December 31, 2010 - $0.4 million expense), respectively.

The increase of income tax expense was mainly due to the higher tax rate compared to Q3 2011. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found to have a preferential 12.5% income tax rate, expired on December 31, 2010, increasing the income tax rate to 25%. Another Chinese subsidiary, Henan Huawei Mining Co. Ltd., is currently subject to a preferential tax rate of 12.5% until December 31, 2011, after which its tax rate will also be 25%. Also, an additional $1.5 million in withholding taxes was incurred on the annual dividends declared by Silvercorp’s 77.5% subsidiary, Henan Found in the quarter.

5.	Liquidity and Capital Resources

Cash and cash equivalents and short term investments as at December 31, 2011 was $168.8 million.

Working capital at December 31, 2011 was $142.9 million.

Cash flow provided by operating activities were $31.6 million in Q3 2012, a decrease of 2% compared to $32.2 million in Q3 2011, which was affected mostly by Henan Found’s higher tax rate as above-mentioned. In the nine months ended December 31, 2011, cash flows provided by operating activities were $100.7 million, an increase of 44%, compared to $70.0 million in the same period of prior year.

The increase in cash flow from operations resulted from improved operating earnings due to higher commodity prices and higher precious metal production.

Cash flow used in investing activities were $31.4 million in Q3 2012 comprised mainly of cash used in capital expenditures of $27.0 million, and cash used in the acquisition of Zhongxing, Chuanxin and SX Gold of $12.3 million, payment of debts assumed from these acquisitions of $16.1 million, offset by cash provided from redemption of short term investments (net of purchases) of $5.6 million and cash received from repayments of previous prepayments to acquire property, plant and equipment of $18.3 million. In Q3 2011, cash flows used in investing activities were $2.5 million comprised mainly of cash used in capital expenditures of $11.3 million and acquisition of other investments of $8.3 million, offset by cash provided from redemption of short term investments (net of purchases) of $16.9 million and $1.1 million proceeds from disposition of investments.

In the nine months ended December 31, 2011, cash flow used in investing activities were $72.9 million comprised mainly of cash used in capital expenditures of $50.9 million, cash prepayments to acquire mineral property, plant and equipment of $2.8 million, acquisition of other investments of $1.0 million and cash used in the acquisition of Zhongxing, Chuanxin and SX Gold plus the debt settlements of $31.8 million, offset by cash provided from redemption of short term investments (net of purchases) of $13.5 million. In the nine months ended December 31, 2010, cash flow used in investing activities were $20.4 million comprised mainly of cash used in capital expenditures of $26.6 million, acquisition of other investments of $10.3 million, and prepayments to acquire property, plant and equipment of $2.2 million, offset by cash provided from redemption of short term investments (net of purchases) of $17.1 million.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Cash flow used in financing activities were $8.5 million in Q3 2012 comprised mainly of distributions to non-controlling interest holders of $13.8 million and cash dividends paid to Silvercorp shareholders of $3.4 million, offset by net repayment from Henan Non-ferrous Geology Bureau, a 22.5% equity interest holder of Henan Found, of $8.3 million. In Q3 2011, cash flow provided by financing activities were $98.1 million, comprised mainly of proceeds from issuance of common shares of $111.9 million, offset by distributions to non-controlling interest holders of $10.6 million and cash dividends paid of $3.2 million.

In the nine months ended December 31, 2011, cash flow used in financing activities was $57.4 million comprised mainly of advances to related parties of $4.0 million, distributions to non-controlling interest holders of $13.8 million, cash dividends paid of $10.7 million, and cash used in the normal course issuer bid of $35.4 million, offset by contributions from non-controlling interest holders of $5.5 million and proceeds from issuance of common stock of $1.0 million. In the nine months ended December 31, 2010, cash flow provided by financing activities were $92.6 million comprised mainly of proceeds from issuance of common shares of $114.0 million, offset by repayments of bank loan of $1.5 million, distributions to non-controlling interest holders of $10.6 million, cash dividends paid of $9.6 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows: The Company entered into two office rental agreements (the “Rental Agreements”), with total rental expense of $5,976 over the next twelve years as follows:

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Rental expense	$93	$411	$553	$539	$540	$545	$545	$546	$551	$551	$551	$551	$5,976

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and December 31, 2011, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$121,134	$-	$-	$121,134
Short term investments	47,649	-	-	47,649
Common shares of publicly traded companies	11,873	-	-	11,873
Warrants	-	-	2,475	2,475

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31, 2011	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$25,125	$12,770	$7,504
Dividends payable	4,194	3,600	3,238
Due to a related party	-	3,447	-
Bank loan	-	-	1,465
	$29,319	$19,817	$12,207

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2011	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$25,328	$77,968	$29,808

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at December 31, 2011, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.2 million.

As at December 31, 2011, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.1 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2011.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, interest receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are less than 90 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2011 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2011, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1.2 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	December 31, 2011	March 31, 2011	April 1, 2010
NUX (a)	$130	$203	$138
Henan Non-ferrous Geology Bureau (b)	30	-	-
Z.X. Zhu (e)	474	-	-
	$634	$203	$138

Due to a related party	December 31, 2011	March 31, 2011	April 1, 2010
Z.X. Zhu (e)	$-	$3,447	$-

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2011, the Company recovered $144 and $523, respectively (three and nine months ended December 31, 2010 - $163 and $315, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During nine months ended December 31, 2011, Henan Found extended loans of $9,089 (RMB¥ 58,000,000) to Henan Geology Bureau. The loans have a term of six months from the date of cash advance and bear a prime interest rate set by The People’s Bank of China. As of December 31, 2011, the loan plus interest was fully repaid by the Henan Geology Bureau. During December 2011, Henan Found declared dividends of $13,804 (RMB¥ 86,872,500) to the Henan Geology Bureau. As of December 31, 2011, the dividends declared were fully paid.

(c)

During the three and nine months ended December 31, 2011, the Company paid $114 and $268, respectively (three and nine months ended December 31, 2010 - $86 and $195, respectively) to McBrighton Consulting Ltd., a private company controlled by Myles Gao, an officer and director of the Company, for consulting services.

(d)

During the three and nine months ended December 31, 2011, the Company paid $149 and $320, respectively (three and nine months ended December 31, 2010 - $99 and $295, respectively) to R. Feng Consulting Ltd., a private company controlled by Rui Feng, an officer and director of the Company, for consulting services.

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the three and nine months ended December 31, 2011, the Company paid Z.X. Zhu $673 and $3,871, respectively, related to the liabilities assumed in connection with the acquisition of Yunxiang.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(f)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and nine months ended December 31, 2011 and 2010 were as follows:

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Directors' fees	$126	$36	$301	$106
Salaries for key management personnel	519	296	2,024	1,431
Stock-based compensation	695	1,109	2,706	1,751
	$1,340	$1,441	$5,031	$3,288

Salaries of key management personnel include consulting and management fees disclosed in 8 (c) & (d). Stock-based compensation expenses were measured at grant date fair value.

9.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the accompanying unaudited condensed consolidated financial statements.

Management has identified mineral rights and properties as the critical estimates. Mineral rights and properties are the most significant assets of the Company, representing $247 million on the balance sheet as at December 31, 2011. The Company has determined that acquisition costs, direct exploration, evaluation and development expenditures, including costs incurred during production to increase future

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

output by providing access to additional sources of mineral resource, are capitalized where costs related to specific properties for which resources exists.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Changes to estimates of proven and probable reserves can result in a change of future depletion rates.

Mineral rights and properties are reviewed and tested for impairment when indicators of impairment are considered to exist. Indicators are assessed based on a number of factors such as market prices of commodities, production costs, recovery rates, and overall economic and legal environment. An impairment loss is recognized for any excess of the carrying amount over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties, the fair value less costs to sell is estimated as the discounted future net cash flow expected to be derived from parameters such as expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. The Company estimates these parameters based on the information available.

10.	Future Accounting Changes

The IASB and IFRIC have issued certain new standards, interpretations, amendments and improvements to existing standards, mandatory for future accounting periods. The most significant of these are as follows, and are all effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, unless otherwise specified:

IFRS 9 – Financial Instruments will be the new standard for financial reporting of financial instruments that is set to replace the existing IAS 39. IFRS 9 is principles-based and is aimed to be less complex than IAS 39. The mandatory effective date of IFRS 9 is January 1, 2015.

IFRS 11 – Joint Arrangements provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 and SIC-13.

IFRS 12 – Disclosures of Interests in Other Entities will be the new standard for disclosure requirements for subsidiaries, joint-ventures, associates and unconsolidated structured entities. As previous disclosure requirements segregated in different standards – IAS 27, IAS 28, and IAS 31 – had overlaps in numerous areas, the new combined disclosure standard will present a uniformed requirement that is easier to understand and apply.

IFRS 10 – Consolidated Financial Statements will be the new standard that replaces the consolidation guidance in IAS 27 and SIC-12, by establishing a consistent application of the concept of control as the basis for determining which entities are consolidated in the consolidated financial statements.

IFRS 13 – Fair Value Measurement will be the new standard that replaces the guidance on fair value measurement in existing IFRS. It defines and provides guidance on measuring fair value and requires disclosures about fair value measurements in a single standard.

IAS 28 – Investments in Associates and Joint Ventures had an amendment in May 2011 that sets out the requirements for the application of the equity method when accounting for investments in associates and joint-ventures. The amendment specifies that interest in joint-ventures should be recognized as an investment and accounts for it using the equity method, unless the entity meets certain exemption criteria.

The Company is currently evaluating the impact of the future accounting standards on the consolidated financial statements.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	International Financial Reporting Standards

The Company has adopted IFRS effective April 1, 2011 with the transition date being April 1, 2010. The unaudited condensed consolidated financial statements as at and for the three months ending June 30, 2011 were prepared in accordance with IFRS and represented the Company’s first report since adopting IFRS. The significant accounting policies adopted by the Company are described in Note 2 of the accompaning unaudited condensed consolidated financial statements.

The conversion from Canadian GAAP to IFRS as the basis of preparing the Company’s financial statements has resulted in changes in the Company’s accounting policies, financial reporting process and systems, incremental controls relating to financial reporting, and additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s key financial performance indicators, financial covenants, capital requirements or compensation plans.

First-time adoption exemptions applied

In preparing the unaudited condensed consolidated financial statements in accordance with IFRS 1, First-time Adoption of IFRS (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)

Business combinations – we have elected the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii)

Cumulative translation differences – we have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(iv)

Share-based payment – we have elected to not apply IFRS 2, Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

Summary of IFRS conversion impact

The following is a summary of the impact of IFRS conversion on the Company. For full details on the IFRS conversion, please refer to Note 24 of the accompanying unaudited condensed consolidated financial statements.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Balance Sheet / Equity as at April 1, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(viii)	IFRS

Current Assets	$100,558	$-	$-	$-	$-	$-	$(112)	$100,446
Non-current Assets	178,896	475	(19,475)	-	-	-	112	160,008
Total Assets	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

Current Liabilities	$20,894	$-	$-	$-	$-	$-	$-	$20,894
Non-current Liabilities	21,832	-	(19,475)	-	-	-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-	-	-	23,251

Non-controlling interest	21,738	-	-	-	-	-	(21,738)	-

Total equity attributable to equity shareholders of the Company	214,990	475	-	(7,176)	188	-	-	208,477
Non-controlling interest	-	-	-	7,176	(188)	-	21,738	28,726
Total Shareholders' Equity	214,990	475	-	-	-	-	21,738	237,203

Total Liabilities and Shareholders' Equity	$279,454	$475	$(19,475)	$-	$-	$-	$21,738	$260,454

Balance Sheet / Equity as at December 31, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS

Current Assets	$236,411	$-	$-	$-	$-	$-	$-	$-	$(359)	$-	$236,052
Non-current Assets	238,905	1,724	(20,167)	-	-	-	(734)	-	199	81	220,008
Total Assets	$475,316	$1,724	$(20,167)	$-	$-	$-	$(734)	$-	$(160)	$81	$456,060

Current Liabilities	$26,826	$-	$-	$-	$-	$-	$-	$-	$(82)	$-	$26,744
Non-current Liabilities	23,747	-	(20,167)	-	-	-	-	-	(78)	-	3,502
Total Liabilities	50,573	-	(20,167)	-	-	-	-	-	(160)	-	30,246

Non-controlling interest	29,308	-	-	-	-	-	-	-	(29,308)	-	-

Total equity attributable to equity shareholders of the Company	395,435	2,257	-	(7,176)	188	-	(601)	(1,084)	-	81	389,100
Non-controlling interest	-	(533)	-	7,176	(188)	-	(133)	1,084	29,308	-	36,714
Total Shareholders' Equity	395,435	1,724	-	-	-	-	(734)	-	29,308	81	425,814

Total Liabilities and Shareholders' Equity	$475,316	$1,724	$(20,167)	$-	$-	$-	$(734)	$-	$(160)	$81	$456,060

Balance Sheet / Equity as at March 31, 2011:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	(x)	(xi)	IFRS

Current Assets	$214,567	$-	$-	$-	$-	$-	$-	$-	$(414)	$-	$-	$-	$214,153
Non-current Assets	298,948	289	(20,312)	-	-	-	(723)	-	8	198	(117)	14,171	292,462
Total Assets	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

Current Liabilities	$36,549	$-	$-	$-	$-	$-	$-	$-	$(84)	$-	$-	$-	$36,465
Non-current Liabilities	33,681	-	(20,312)	-	-	-	-	-	(322)	-	(117)	3,543	16,473
Total Liabilities	70,230	-	(20,312)	-	-	-	-	-	(406)	-	(117)	3,543	52,938

Non-controlling interest	34,333	-	-	-	-	-	-	-	(34,333)	-	-	-	-

Total equity attributable to equity shareholders of the Company	408,952	785	-	(7,176)	188	-	(589)	(1,528)	-	198	-	(213)	400,617
Non-controlling interest	-	(496)	-	7,176	(188)	-	(134)	1,528	34,333	-	-	10,841	53,060
Total Shareholders' Equity	408,952	289	-	-	-	-	(723)	-	34,333	198	-	10,628	453,677

Total Liabilities and Shareholders' Equity	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Comprehensive income for three months ended December 31, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS
Net income	$29,735	$(29)	$1	$20	$-	$7,148	$(393)	$36,482

Attributable to:
Equity holders of the Company	$29,735	$64	$1	$20	$(346)	$-	$(393)	29,081
Non-controlling interests	-	(93)	-	-	346	7,148	-	7,401
	$29,735	$(29)	$1	$20	$-	$7,148	$(393)	$36,482

Other comprehensive income, net of taxes	16,416	(718)	-	(13)	-	-	12	15,697
Comprehensive income	$46,151	$(747)	$1	$7	$-	$7,148	$(381)	$52,179

Attributable to:
Equity holders of the Company	$46,151	$(1,415)	$1	$9	$(346)	$-	$(381)	44,019
Non-controlling interests	-	668	-	(2)	346	7,148	-	8,160
	$46,151	$(747)	$1	$7	$-	$7,148	$(381)	$52,179

Comprehensive income for nine months ended December 31, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	IFRS
Net income	$56,287	$110	$(3)	$260	$-	$16,177	$69	$72,900

Attributable to:
Equity holders of the Company	$56,287	$107	$(3)	$260	$(1,084)	$-	$69	55,636
Non-controlling interests	-	3	-	-	1,084	16,177	-	17,264
	$56,287	$110	$(3)	$260	$-	$16,177	$69	$72,900

Other comprehensive income, net of taxes	16,642	3,115	-	(22)	-	-	12	19,747
Comprehensive income	$72,929	$3,225	$(3)	$238	$-	$16,177	$81	$92,647

Attributable to:
Equity holders of the Company	$72,929	$1,783	$(3)	$242	$(1,084)	$-	$81	73,948
Non-controlling interests	-	1,442	-	(4)	1,084	16,177	-	18,699
	$72,929	$3,225	$(3)	$238	$-	$16,177	$81	$92,647

Comprehensive income for the year ended March 31, 2011:

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	(xi)	IFRS
Net income	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Attributable to:
Equity holders of the Company	$68,849	$(44)	$135	$278	$(1,528)	$-	$180	$(215)	67,655
Non-controlling interests	-	(3)	-	-	1,528	20,626	-	(89)	22,062
	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Other comprehensive income, net of taxes	18,691	2,047	-	(28)	-	-	18	2	20,730
Comprehensive income	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Attributable to:
Equity holders of the Company	$87,540	$311	$135	$256	$(1,528)	$-	$198	$(214)	86,698
Non-controlling interests	-	1,689	-	(6)	1,528	20,626	-	(88)	23,749
	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)
Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

April 1, 2010: Foreign exchange differences of $475 were adjusted to the respective non-current assets and retained earnings.

December 31, 2010: Foreign exchange differences of $1,724 were adjusted to respective non-current assets and equity with a corresponding loss of $29 and gain of $110 recognized in net income in the three and nine months period, respectively.

March 31, 2011: Foreign exchange differences of $289 were adjusted to respective non-current assets and equity with an exchange loss of $47 recognized in net income in the period.

(ii)	Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

April 1, 2010: Adjustments of $19,475 were made to reduce mineral rights and properties (non-current assets) and deferred income tax liabilities.

December 31, 2010: Adjustments of $20,167 were made to reduce mineral rights and properties (non-current assets) and deferred income tax liabilities.

March 31, 2011: Adjustments of $20,312 were made to reduce mineral rights and properties (non-current assets) and deferred income tax liabilities.

(iii) Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. Reserves of $7,176 were allocated to non-controlling interest.

(iv) Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. Cumulative translation difference of $14,591 was reclassified from accumulated other comprehensive income to retained earnings. Non-controlling interest of $188 was adjusted to reflect the non-controlling interest holders’ portion of the cumulative translation difference.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

April 1, 2010: Stock-based compensation was reduced by $82 with respective adjustments made to contributed surplus and retained earnings.

December 31, 2010: Stock-based compensation was decreased by $1 and increased by $3 with corresponding adjustments made to contributed surplus and retained earnings in the three and nine months period, respectively.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

March 31, 2011: Stock-based compensation was reduced by $135 with respective adjustments made to contributed surplus and retained earnings.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

December 31, 2010: Non-current assets were reduced by $734, with the respective adjustments made to non-controlling interests and equity. Increases of $20 and $260 were adjusted to net income mainly due to the reversal of deferred taxes in the three and nine months period, respectively.

March 31, 2011: Non-current assets were reduced by $723, with the respective adjustments made to non-controlling interests and equity. $278 is adjusted to increase net income mainly due to reversal of deferred taxes.

(vii)	Non-controlling interests

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

December 31, 2010: Non-controlling interests balance increased by $1,084.

March 31, 2011: Non-controlling interests balance increased by $1,528.

(viii)	Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests presented as a mezzanine item under Canadian GAAP were reclassified to equity under IFRS. The presentation with respect to income attributable to the shareholders and income attributable to the non-controlling interests were presented in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS.

December 31, 2010: adjustment of $81 was made to non-current assets with corresponding adjustments in comprehensive income in the three and nine months period.

March 31, 2011: adjustment of $198 was made to non-current assets with corresponding increase in comprehensive income.

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis. As a result of discount rate changes, an adjustment of $117 was made to reduce the environmental rehabilitation provision and its related assets on March 31, 2011 (December 31, 2010 - $nil, April 1, 2010 - $nil).

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

As a result, on March 31, 2011, non-current assets were adjusted by $14,171, non-current liabilities related to deferred income liabilities were adjusted by $3,543 and non-controlling interest balance was adjusted by $10,841. Acquisition-related costs of $304 were expensed in statement of income for the period.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2011.

13.	Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,619,807 common shares with a recorded value of $232.2 million Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
405,000	6.74	April 10, 2012
15,000	6.95	October 1, 2012
46,200	9.05	January 16, 2013
25,000	7.54	May 13, 2013
207,500	5.99	July 1, 2013
63,000	3.05	October 1, 2013
656,085	2.65	April 19, 2014
390,500	7.00	January 5, 2015
195,750	7.40	April 20, 2015
378,874	8.23	October 3, 2015
255,281	12.16	January 4, 2016
219,000	14.96	April 7, 2016
302,000	9.20	June 4, 2016
338,500	7.27	November 24, 2016
3,497,690

(c)	Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company undertakes transactions denominated in foreign currencies. In addition, the Company conducts its mining operations in China of which RMB is not a freely convertible currency; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended March 31, 2011; and section 6 above. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2011, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the quarter have not materially affected, or are not reasonably likely to materially affect, the Company’s control over financial reporting. There are no other changes in internal control over financial reporting during the quarter.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Lorne Waldman, Corporate Secretary

Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations

David Kong, Director

Robert Gayton, Director

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Outlook

OUTLOOK FOR THE FOURTH QUARTER OF FISCAL YEAR 2012

During the first nine months of fiscal year 2012, the Company produced 4.52 million ounces of silver, 2,800 ounces of gold, 58.1 million pounds of lead and 10.9 million pounds of zinc from the Ying Mining District. Silvercorp expects to meet or exceed its forecast to produce 5.6 million ounces of silver for its fiscal year ending March 31, 2012.

At the BYP mine, during the nine months ended December 31, 2012, 74,763 tonnes of ore were mined and 60,185 tonnes was milled, yielding 4,043 ounces of gold. For fiscal 2012, BYP mine is now expected to mine 95,000 tonnes and mill 85,000 tonnes of ore, yielding 6,000 ounces of gold, at an average grade of 2.5g/t. This is 11,000 ounces below the production guidance which was to mine and mill 95,000 tonnes of ore at a grade of 6 g/t gold, yielding approximately 17,000 ounces of gold. Lower production was because the gold head grade is significantly lower than projected.

OUTLOOK FOR FISCAL YEAR 2013 Production Guidance

From the four mines at the Ying Mining Camp, production is expected to increase to 695,000 tonnes of ore at a grade of 295g/t silver, 0.5g/t gold, 5.1% lead and 1.5% zinc, yielding 5.9 million ounces of silver, 3,350 ounces of gold, and 87 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $68 and $85 per tonne of ore, respectively, representing approximately a 3% and 5% increase, respectively, compared to actual production costs incurred in the nine months ended December 31, 2011.

The GC mine in Guangdong Province is expected to commence initial production in the second quarter of fiscal 2013. It is expected to mine 160,000 tonnes and to mill 153,000 tonnes of ore, yielding approximately 630,000 ounces of silver and 12 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $40 and $65 per tonne of ore, respectively.

The BYP mine in Hunan Province is expected to mine and mill 175,000 tonnes of ore, yielding approximately 13,590 ounces of gold at cash and total production costs of $35 and $60 per tonne of ore, respectively.

At the newly-acquired XHP mine and XBG mine, the Company will focus on exploration during fiscal 2013, with only a minimal amount of by-product ore expected to be produced.

The Company’s Production Guidance for fiscal 2013 is summarized as follows:

		Ore	Head Grade				Metal Production
Projects		Processed	Silver	Gold	Lead	Zinc	Silver	Gold	Ag Eq	Lead	Zinc
		('000 tonnes)	(g/t)	(g/t)	(%)	(%)	(‘000 oz)	(‘000 oz)	(‘000 oz)**	(mil lbs)	(mil lbs)
Ying	Ying	300	460	-	8.5	2.7	4,002	-	4,002	53.4	12.0
Mining	TLP, HPG&LM*	395	170	0.50	2.4	0.5	1,905	3.35	2,073	19.2	2.3
Camp	Subtotal	695	295	0.50	5.1	1.5	5,907	3.35	6,075	72.6	14.3
GC Mine		153	210	-	0.9	3.3	630	-	630	2.5	9.6
BYP Mine (gold ore only)		175	-	2.75	-	-	-	13.59	680	-	-
XBG+XHP Mines		186	39	0.45	2.2	2.0	163	1.30	228	6.1	4.6
Grand Total		1,209					6,700	18.24	7,613	81.2	28.5
* Including lower grade zone from Ying Mine that is below 300 g/t silver equivalent
** 1 oz gold equals to 50 oz silver. Only gold is converted to Ag Eq oz.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Capital Expenditures Budget

The total capital expenditures for fiscal 2013 is estimated at $89.1 million for mine development, mill construction, and other capital items (e.g. surface infrastructures and facilities, land use rights, reporting and permitting) plus exploration expenditures of $9.8 million to complete a 206,000 m surface and underground drilling program, for a total of $98.9 million. The budget estimate is based on contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operating experience in China. A summary of the Company’s fiscal 2013 capital budget is as follows:

				Mill, Surface
				Facilities &
Projects		Mine Development		Permitting	Exploration		Total
		Cost	Tunnel	Cost	Cost	Drilling	Cost
		($million)	(metre)	($million)	($million)	(metre)	($million)
Ying	Ying	$15.7	38,000	$8.2	$3.3	80,800	$27.2
Mining	TLP, HPG&LM	17.1	72,790	-	2.3	63,400	19.4
Camp	Subtotal	32.8	110,790	8.2	5.6	144,200	46.6
GC Project		12.8	11,700	17.5	1.9	26,400	32.2
BYP Mine		3.0	3,580	9.4	0.2	1,800	12.6
XHP Mine and XBG Mine		2.0	8,600	1.9	2.1	33,600	6.0
Silvertip Project		-	-	1.5	-	-	1.5
Total Budget		$50.6	134,670	$38.5	$9.8	206,000	$98.9

The Ying Mining District

The capital expenditures for the Ying, TLP, LM and HPG mines and central mills are budgeted at $46.6 million, including:

  4,900 m ramps budgeted at $4.8 million.

  several vertical shafts, declines and raises totaling 4,500 m with a budget of $5.7 million.

  100,000 m of horizontal tunnels for development and mining exploration budgeted at $19.3 million.

  mill equipment, tailing and surface facilities budgeted at $11.2 million.

  $5.6 million exploration expenditure for the 144,200 m surface and underground drilling program at the four mines of the Ying Mining Camp.

The GC Mine

At GC mine, the capital expenditures for fiscal 2013 are budgeted at $32.2 million, of which $12.8 million is for mine development, $17.5 million is for mill and infrastructure and $1.9 million is for a 26,400 m underground drilling program. A substantial portion of GC mine’s operation will be built in fiscal 2013, including:

  1,500 m ramp budgeted at $1.7 million. The ramp is 4.2 m by 3.6 m dimension and 2,224 m in length, with total capital expenditures of $3 million.

  800 m vertical shafts budgeted at $3.0 million. The main shaft has a 6 m diameter, starting at 248 m elevation and bottoming at -370 m elevation for a total depth of 618 m. In addition, 290 m ventilation shafts will also be completed in fiscal 2013. The total project expenditures for the vertical shafts amount to $4.0 million.

  9,400 m horizontal tunnels will be completed in fiscal 2013, with a budget of $6.3 million.

  A 1,600 t/d mill will be completed in July 2012, with total capital expenditures of $12.5 million, of which $7.7 million will be incurred in fiscal 2013.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Remaining $3.5 million in land use right payments will be made in fiscal 2013 to secure titles. Total capital expenditures for land acquisition amounts to $7 million.

  Power grid, office and accommodations, labs, warehouses and other surface facilities will also be built in fiscal 2013 with a budget of $8.1 million.

Total GC mine development and mill construction budget is $54 million (excluding $13 million contingency). A summary of capital expenditures is as follows:

Guangdong GC Mine – Mine Development and Mill Construction
	Fiscal Year 2013		Total Project CapEx		Key
					completion
	metre	$ million	metre	$ million	dates
Horizontal Tunnels	9,400	$6.3	13,000	$9.0
Vertical shafts	800	$3.0	1,100	4.0	May 2013
Ramp	1,500	$1.7	2,224	3.0	Jun 2013
Mine surface facilities		$1.8		5.0	Jun 2012
Subtotal Mine Development	11,700	$12.8	16,324	$21.0
1,600 t/d Mill and tailing dam		$7.7		12.5	Jul 2012
Infrastructure & surface facilities		$6.3		13.5
Land usage rights		$3.5		7.0	Nov 2011
Grand Total	11,700	$30.3	16,324	$54.0

The BYP Mine

The capital expenditures for fiscal 2013 are budgeted at $12.6 million, including:

  a 1,000 t/d mill with a budget of $9.2 million

  a 180 m shaft of $0.6 million

  3,400 m horizontal tunnels of $1.4 million

  a backfilling facility of $0.8 million

  surface facilities of $0.4 million

  $0.2 million exploration expenditures for a 1,800 m surface drilling program

XHP Project and XBG Project

During the fiscal 2013, the Company’s focus on these two newly-acquired projects will be a 33,600 m surface and underground drilling program, budgeted at approximately $2.1 million. In addition, $3.9 million of capital expenditures is budgeted for mine development, exploration tunneling and upgrading existing mills. The Company is also planning to prepare an initial NI 43-101 resource report for the properties during fiscal 2013.

Silvertip Project

The Company has budgeted $1.5 million to complete and submit an application for a Small Mine Permit.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this press release.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 34